                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of September, 1998               Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F   /X/                     Form 40-F   / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes  /X/                             No  / /


Meridian Gold Inc.                     [LOGO OF MERIDIAN GOLD INC. APPEARS HERE]
9670 Gateway Drive
Reno, Nevada 89511
Phone:  702-850-3777
Fax:    702-850-3733

MERIDIAN GOLD  INC.
9670 GATEWAY DRIVE
RENO, NEVADA  89511
PHONE: (702) 850-3777
FAX:   (702) 850-3733
--------------------------------------------------------------------------------


     MERIDIAN GOLD DOUBLES STRIKE LENGTH OF NEW HIGH-GRADE ZONE AT EL PENON

RENO, NEVADA, SEPTEMBER 8, 1998 - Meridian Gold Inc. today is pleased to release the latest results of drilling on the Quebrada Colorada zone at the El Penon project in northern Chile. Since the previous release, assay results for 41 new holes have been received. These results confirm mineralization along the Quebrada Colorada structure for at least 1.1 kilometers, and help to define three distinct ore shoots. The most significant intercepts in the ore shoots are shown below.

HIGH-GRADE EXTENDED 180 METERS FURTHER SOUTH (holes from north to south):
------------------------------------------------------------------------------------------------------------------------------
                                                                             True          Gold         Silver
    QUEBRADA           Section           From      To       Interval         Width         grade         grade       Elevation
    COLORADA           -------           ----      --       --------         -----         -----         -----       ---------
      Hole             Northing           (m)      (m)        (m)             (m)        (g/tonne)    (g/tonne)         (m)
------------------------------------------------------------------------------------------------------------------------------
      PP264              2409             180      186            6            2.2          44.4           868          1,735
      PP268              2350             192      196            4            2.1          60.2           500          1,725
      PP245              2290             170      174            4            2.8          64.5           487          1,725
      PP249              2230             196      202            6            3.0          52.5         1,054          1,690
      PP251              2170             204      210            6            3.5          20.7           362          1,675
      PP253              2170             158      168           10            6.0          10.3           146          1,730
------------------------------------------------------------------------------------------------------------------------------

These holes extend the high-grade mineralization 180 meters to the south from the previous drilling (hole PP235 at 2353N). This high-grade mineralization to the south appears to have a vertical extent of about 100 meters and is still open along strike. Additional drilling to the south of these latest results has continued to intersect the structure, with assays pending.

HIGH-GRADE EXTENDED 400 METERS FURTHER NORTH (holes from south to north):
------------------------------------------------------------------------------------------------------------------------------
                                                                             True          Gold         Silver
    QUEBRADA           Section           From      To       Interval         Width         grade         grade       Elevation
    COLORADA           -------           ----      --       --------         -----         -----         -----       ---------
      Hole             Northing           (m)      (m)        (m)             (m)        (g/tonne)    (g/tonne)         (m)
------------------------------------------------------------------------------------------------------------------------------
      PP273              2829             208      211            3            2.0          19.1           305          1,775
      PP243              2830             190      198            8            5.5          18.8           228          1,790
      PP258              2950             224      230            6            3.8          44.3         1,472          1,710
      PP260              2950             254      262            8            6.0          25.8           428          1,695
      PP261              3009             210      222           12            6.0          29.6           651          1,700
      PP267              3010             224      228            4            3.1          20.0           293          1,695
      PP269              3070             216      220            4            3.1          19.5           617          1,695
      PP274              3130             154      172           18            6.5          13.6            59          1,740
------------------------------------------------------------------------------------------------------------------------------

These holes extend the high-grade mineralization from hole PP233 (the northernmost hole from previous drilling) to Discovery Wash, 400 meters further north. The vertical extent of the high-grade mineralization in this area is approximately 100 meters.

Holes PP243 and PP273 were drilled 50 meters above the area where previous results (holes PP231-PP233) had shown that faulting appeared to change the geologic environment in the area. Both new holes intercepted the andesite horizon at this higher elevation, with intercepts of 8 meters of 18.8 g/tonne gold and 228 g/tonne silver, and 3 meters of 19.1 g/tonne gold and 305 g/tonne silver, respectively.

IN-FILL DRILLING CONFIRMED PREVIOUS DRILLING (holes from north to south):
------------------------------------------------------------------------------------------------------------------------------
                                                                             True          Gold         Silver
    QUEBRADA           Section           From      To       Interval         Width         grade         grade       Elevation
    COLORADA           -------           ----      --       --------         -----         -----         -----       ---------
      Hole             Northing           (m)      (m)        (m)             (m)        (g/tonne)    (g/tonne)         (m)
------------------------------------------------------------------------------------------------------------------------------
PP240 (core)             2713             221      229            8            4.0          84.2         1,347          1,760
PP250                    2680             234      236            2            1.0          71.6           614          1,750
PP276                    2621             220      224            4            2.5         102.9          1442          1,740
PP244 (core)             2591             180      189            9            4.5          51.4           650          1,760
PP254                    2530             232      240            8            5.5          84.8         1,026          1,700
PP275                    2500             159      161            2            1.2          30.1            10          1,770
------------------------------------------------------------------------------------------------------------------------------

Previous drilling had identified a zone of high-grade mineralization along a strike length of about 500 meters. In-fill drilling within this original zone includes two core holes, holes PP240 and PP244. The results of the core holes confirm the grades and widths encountered in the reverse circulation (RC) drilling. A detailed comparison of the core holes with nearby RC holes can be found as Appendix I to the press release on www.meridiangold.com.

ENHANCEMENT OF THE EL PENON PROJECT
With 65 holes drilled into the Quebrada Colorada structure indicating at least a
1.1 kilometer strike length, Meridian Gold expects El Penon's already positive economics to significantly improve based on a 2000 tonne-per-day (tpd) milling rate and a 400-600 tpd mining rate from Quebrada Colorada. Meridian now expects production from El Penon to approximately double from the 130,000 gold ounces per year projected in the feasibility study. Cash costs will be significantly lower than the feasibility forecast of $180 per gold ounce.

Underground development has begun at El Penon, with the first blast occurring on August 14th. The Chilean underground mining contractor, Gardilcic, will also soon initiate the one kilometer extension from the existing Quebrada Orito decline to intercept Quebrada Colorada. By early next year the drift will have been completed, after which development drilling and underground development at Quebrada Colorada will commence.

Fluor-Signet, of Perth, Australia, has been selected as the engineering and construction contractor for the processing facilities, based on a fixed price contract. Construction should be complete by the fourth quarter of 1999, with commercial production in the first quarter of 2000.

An updated drill hole map (Appendix II), an updated long-section for Quebrada Colorada (Appendix III), and an updated exploration map of the El Penon core area (Appendix IV) are included with this press release on the Company's website at www.meridiangold.com.

Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).
-------------------------------------------------

Safe Harbor Statement under the United States Private Securities Litigation
 Reform Act of 1995:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel  (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                                   Appendix I
                    CORE VERSUS REVERSE CIRCULATION DRILLING

To date, assay results have been received for three core holes - PP236, PP240, and PP244. Summaries and comparisons to RC holes are found below.

PP236 - This hole is within 30-40 meters of two RC drill holes, holes PP230 and PP228. All three holes are within a narrow zone of low grade mineralization between the main ore shoot and the ore shoot to the south.

PP240 - This hole was drilled within 25 meters of three mineralized RC holes - PP250, PP225, and PP272. A comparison of results is shown below.

------------------------------------------------------------------------------------------------------------------------------
                                                                             True          Gold         Silver
    QUEBRADA           Section           From      To       Interval         Width         grade         grade       Elevation
    COLORADA           -------           ----      --       --------         -----         -----         -----       ---------
      Hole             Northing           (m)      (m)        (m)             (m)        (g/tonne)    (g/tonne)         (m)
------------------------------------------------------------------------------------------------------------------------------
        RC PP272              2714        198      202            4            2.5           3.3          50.9          1,784
      Core PP240              2713        180      189            9            4.5          51.4           650          1,760
        RC PP250              2680        234      236            2            1.0          71.6           614          1,750
        RC PP225              2710        232      248           16            6.8         263.0         1,320          1,730
------------------------------------------------------------------------------------------------------------------------------

Mineralization is decreasing above hole PP225. The core intercept is thinner than PP225 but wider than PP272, and is strongly mineralized.

PP244 - This hole was drilled between mineralized RC holes PP211 and PP217 in the main ore shoot, and is within 20 meters of each of these holes. A comparison of results is shown below.

------------------------------------------------------------------------------------------------------------------------------
                                                                             True          Gold         Silver
    QUEBRADA           Section           From      To       Interval         Width         grade         grade       Elevation
    COLORADA           -------           ----      --       --------         -----         -----         -----       ---------
      Hole             Northing           (m)      (m)        (m)             (m)        (g/tonne)    (g/tonne)         (m)
------------------------------------------------------------------------------------------------------------------------------
        RC PP211              2591        158      170           18            6.2          34.0           194          1,780
      Core PP244              2591        221      229            8            4.0          84.2         1,347          1,760
        RC PP217              2591        202      206            4            2.5          33.8           274          1,740
                                          210      216            6            3.0          36.7           318
------------------------------------------------------------------------------------------------------------------------------

The core hole is vertically between PP211 and PP217, and has higher Au and Ag values. All three holes are within the high-grade core zone and are strongly mineralized.

The above results and comparisons show good correlation between the results of the RC drilling and core drilling received to date.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 14, 1998           MERIDIAN GOLD INC.

                                    By:    /s/ Brian J. Kennedy
                                           -------------------------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer